EXHIBIT 1

Consolidated Financial Statements of

Mad Catz Interactive, Inc.

Three Month Period Ended June 30, 2003 and June 30, 2002

Mad Catz Interactive, Inc.

Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended June 30,
	2003	2002
Net sales	$17,812,103	$12,652,149
Cost of sales	14,598,342	10,970,099

Gross profit	3,213,761	1,682,050
Expenses (income):
Selling expenses	2,455,568	1,588,095
Administrative expenses	2,053,590	1,455,677
Interest expense	384,932	261,284
Depreciation and amortization	310,533	307,290
Other income	(5,096)	(9,692)
Foreign exchange (gain)/loss	151,824	(321,116)

Total expenses	5,351,351	3,281,538
Loss before income taxes	(2,137,590)	(1,599,488)
Income tax benefit	(855,036)	(4,465)

Net loss	(1,282,554)	(1,595,023)
Accumulated deficit, beginning of period	(15,903,579)	(17,114,271)

Accumulated deficit, end of period	$(17,186,133)	$(18,709,294)

Basic and diluted net loss per share	$(0.02)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	53,206,719	52,911,619

See accompanying notes to the consolidated financial statements

Mad Catz Interactive, Inc.

Consolidated Balance Sheets ($US)

	June 30, 2003	March 31, 2003
	(unaudited)	(audited)
Assets
Current assets:
Cash	$1,172,347	$1,234,104
Accounts receivable	14,787,113	16,530,226
Inventories	17,887,740	18,413,299
Prepaid expenses and deposits	1,100,724	1,032,830
Current portion of future income tax assets	3,030,550	3,030,550
Income tax receivable	1,766,000	598,137

	39,744,474	40,839,146
Deferred financing fees	119,325	238,649
Capital assets	1,785,001	1,729,310
Intangible assets	4,992,379	5,046,634
Goodwill	19,371,259	17,737,549

	$66,012,438	$65,591,288

Liabilities and Shareholders’ Equity
Current liabilities:
Bank loan	$17,557,339	$17,076,993
Accounts payable and accrued liabilities	15,325,079	16,004,283

	32,882,418	33,081,276
Future tax liabilities	85,829	85,829
Shareholders’ equity:
Capital stock	45,793,085	45,793,085
Cumulative translation adjustment	4,437,239	2,534,677
Accumulated deficit	(17,186,133)	(15,903,579)

	33,044,191	32,424,183

	$66,012,438	$65,591,288

See accompanying notes to the consolidated financial statements

Mad Catz Interactive, Inc.

Consolidated Cash Flow Statements (unaudited, $US)

	Three Months Ended June 30,
	2003	2002
Cash flows from operating activities:
Net loss	$(1,282,554)	$(1,595,023)
Items not involving cash:
Amortization of deferred financing fees	119,324	125,769
Foreign exchange (gains) losses	151,824	(321,116)
Depreciation and amortization	310,533	307,290
Future income tax assets and liabilities	—	(101,683)
Changes in non-cash operating working capital:
Accounts receivable	1,942,233	(973,769)
Prepaid expenses and deposits	(61,301)	(42,139)
Inventories	667,748	(7,003,353)
Accounts payable and accrued liabilities	(759,030)	1,462,153
Income tax receivable	(1,171,553)	105,084

Net cash used in continuing operations	(82,776)	(8,036,787)

Cash flows from investing activities:
Purchase of capital assets	(320,056)	(180,052)
Purchase of intangible assets	—	—

Net cash used in investing activities	(320,056)	(180,052)

Cash flows from financing activities:
Bank loan	480,346	10,509,029
Proceeds from issue of share capital	—	8,825

Net cash provided by financing activities	480,346	10,517,854

Effects of exchange rate changes on cash	(139,271)	377,508
Net increase (decrease) in cash	(61,757)	2,678,523
Cash at beginning of period	1,234,104	1,902,966

Cash at end of period	$1,172,347	$4,581,489

See accompanying notes to the consolidated financial statements

Mad Catz Interactive, Inc.

Notes to unaudited consolidated financial statements

Note 1: BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as of June 30, 2003, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2003.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet U.S. Inc., Singapore Holdings Inc., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

Note 2: FOREIGN EXCHANGE

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method. The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method. The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3: STOCK-BASED COMPENSATION

The Company adopted Handbook Section 3870 (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments”, on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy whereby no compensation cost is recorded for stock option grants to employees. For the calculation of pro forma compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions: volatility of 76%, risk-free interest rate of 5%, and an expected life of 3 years. Had the fair value based method been used to account for employee stock options, the Company would have recorded net loss and basic and diluted earnings per share as follows:

Three Months Ended June 30, 2003
Reported net loss	$(1,282,554)
Stock based compensation using the fair value method	(32,651)

Adjusted net income	$(1,315,205)

Basic and diluted earnings per share as reported and as adjusted	$(0.02)

Mad Catz Interactive, Inc.

There were no option grants during the quarter ended June 30, 2002.

Note 4: SEGMENTED DATA

The Company’s sales and capital assets are attributable to the following countries:

	Three Months Ended June 30,
	2003	2002
Sales
Canada	$793,309	$504,212
United States	14,731,834	10,234,232
International	2,286,960	1,913,705

	$17,812,103	$12,652,149

Revenues are attributed to countries based on the location of the customer. During the three months ended June 30, 2003, the Company sold approximately 43% of its products to two customers (2002 – approximately 46% to two customers).

	June 30, 2003	March 31, 2003
Capital assets:
Canada	$10,778	$3,782
United States	1,661,719	1,607,360
International	112,504	118,168

	1,785,001	1,729,310

Goodwill and intangible assets:
Canada	19,371,259	17,737,549
United States	4,992,379	5,046,634

	24,363,638	22,784,183

	$26,148,639	$24,513,493

Mad Catz Interactive, Inc.

Note 5: EBITDA RECONCILIATION

EBITDA represents net income plus interest, taxes, depreciation and amortization.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Three Months Ended June 30,
	2003	2002
Net (loss)	$(1,282,554)	$(1,595,023)
Adjustments:
Interest expense	384,932	261,284
Income tax benefit	(855,036)	(4,465)
Depreciation and amortization	310,533	307,290

EBITDA	$(1,442,125)	$(1,030,914)

Mad Catz Interactive, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

for the Three Month Period Ended June 30, 2003

Overview

This management’s discussion and analysis of financial condition and results of operations of Mad Catz Interactive, Inc. (“the Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes. The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time described in the Company’s continuous disclosure documents filed with securities regulatory authorities in Canada and the United States.

Profile

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company has several operating subsidiaries: (i) MCI, (ii) 1328158 Ontario Inc., which distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales (“MCE”) that sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. In connection with a general corporate reorganization, the Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong (“MCIA”) that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong (“MCA”), which is currently inactive. The Company manufactures (through third parties) the majority of its products in Asia. The Company’s products have been designed, developed, manufactured and marketed for all major console based video game systems. The Company’s products include video game controllers and accessories of all types. The Company produces a variety of interactive video game control devices, each used in conjunction with interactive entertainment software and console based video game platforms. The Company’s principal products include automotive racing simulation controllers, including joysticks, gamepads, light guns, and control pads, memory cards, cables and steering wheels.

Significant events

The Company’s international Sony PlayStation 2 Memory Card license expired on November 27, 2002, and was not renewed. Under the terms of the license, Mad Catz had the right to continue selling existing inventory of the product for 180 days from that date. The Company sold all remaining inventory during the first quarter of fiscal year 2004, and will not sell any more of this product going forward. Sales of the Company’s Sony PlayStation 2 Memory Card represented 2.4% of the Company’s gross sales in the first quarter of fiscal 2004.

In the fourth quarter of fiscal 2003, the Company acquired the intellectual property associated with the GameShark brand name, one of the most widely known brands in the video game industry, for approximately $5.1 million. The acquisition included the GameShark brand, GameShark.com website and related intellectual property. Gross sales of the GameShark products were approximately 12.0% of the Company’s gross sales for the first quarter of fiscal 2004.

On May 13, 2003, the Company announced its multi-year publishing partnership agreement with BradyGames. Under the agreement, the Company and BradyGames will produce pocket strategy guides for sale in the GameShark product line.

In addition, in May 2003, the Company announced a partnership with Microsoft to develop and manufacture the exclusive microphone and microphone adapter for Microsoft’s Xbox Music Mixer, due for release in November 2003.

Seasonality

Fiscal first quarter has historically been the lowest sales period for the Company. First quarter sales represented 13.8% and 16.8% of the Company’s total net sales in fiscal years 2003 and 2002, respectively. The Company relies heavily upon its fiscal third quarter, during which the retail holiday season generates the majority of its sales. Third quarter sales represented 43.7% and 45.1% of the Company’s total net sales in fiscal years 2003 and 2002, respectively.

Sales

Net sales in the first quarter of fiscal 2004 increased to $17.8 million as compared with $12.7 million in the prior year, an increase of approximately $5.2 million or 40.8%. This increase was primarily due to the Company’s United States net sales, which were $14.7 million for the first quarter of fiscal 2004 as compared to $10.2 million in the first quarter of fiscal 2003. The fiscal 2004 first quarter increase in international net sales of $0.4 million to $2.3 million over the $1.9 million in fiscal 2003 was due to new direct sales accounts in Europe sold through the Company’s subsidiary, MCE. In addition, fiscal 2004 first quarter net sales in Canada of $0.8 million represented a $0.3 million or 57.3% increase over fiscal 2003 first quarter net sales of $0.5 million.

The Company’s international license for the Sony PlayStation 2 Memory Card expired in November 2002, however, pursuant to the license agreement, sales continued into the first quarter of fiscal 2004, with the final sales of this product occurring in April 2003. During the first quarter of fiscal 2004, 2.4% of total gross sales were derived from Sony Play Station 2 Memory Card sales worldwide, compared to 10.2% in the same period of fiscal 2003.

The top selling product group for the first quarter of fiscal 2004 was PlayStation 2, representing approximately 42% of gross sales, with Xbox at 19%, Game Boy at 11%, PlayStation at 10%, Game Cube at 8% and all others combining for 10% of gross sales. This compares with first quarter of fiscal year 2003 with PlayStation 2 at 31%, Xbox at 23%, Game Boy at 8%, PlayStation at 8%, Game Cube at 12% and all others combining for 18% for the quarter. The shift in platform sales reflects the overall industry consolidation to a smaller number of large platform manufacturers.

Gross sales by category during the first quarter of fiscal 2004 were as follows: pads 36%, bundles 16%, software (GameShark) 12%, wheels 8%, memory 7% and all others combining for 21%. Comparatively, the same quarter in fiscal 2003 reported gross sales by category as: pads 44%, bundles 10%, software “nil”, wheels 10%, memory 21% and all others combining for 15%. These figures highlight the product category decrease in the Sony PlayStation 2 Memory Card sales in fiscal 2003, with an offsetting increase in bundles and the introduction of the software category (GameShark).

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, freight and distribution center costs. Gross profit from operations in the first quarter of fiscal 2004 was $3.2 million as compared to $1.7 million in the prior year first quarter, an increase of $1.5 million or 91.1%.

Gross profit as a percentage of net sales was 18.0% for the first quarter of fiscal 2004 as compared to 13.3% in first quarter fiscal 2003. Gross profit has improved over the same period in the prior year due to manufacturing efficiencies, supply chain management initiatives and a reduction of price protection costs as a percentage of sales as compared to the first quarter of fiscal 2003. The first quarter gross margin was below the Company’s prior full year rate that was in excess of 22 percent, due to the liquidation of slow moving inventory, expenses incurred in repackaging a private label program for a major retail account and increased freight costs due to changes in mix of product sold.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, in addition to the corporate operating expense associated with the Company. Total operating expenses were $4.5 million in the first quarter fiscal 2004, as compared to $3.0 million in fiscal 2003. As a percentage of net sales, first quarter total operating expenses were 25.3% in fiscal 2004 compared to 24.1% in fiscal 2003, and reflect the impact of a semi-variable base of annualized expenses against the seasonal cycle of sales in the business, with the first quarter generally being the slowest sales period of the fiscal year.

Selling expenses increased to $2.5 million as compared to $1.6 million in fiscal 2003 an increase of $0.9 million or 54.6%. The increase in fiscal 2004 arose primarily from cooperative advertising costs in some of the Company’s new accounts to establish Mad Catz’ brand at these retail outlets and in the markets they serve, the costs incurred for the annual E3 industry trade show and the expansion of the Company’s European operations. The increase in selling expenses also reflects additional costs related to sales growth and expenses associated with the Company’s launch of GameShark.

Total administrative expenses increased to $2.1 million in fiscal 2004 from $1.5 million in fiscal 2003, an increase of $0.6 million or 41.1%. The increase in administrative expenses is primarily due to costs incurred to support the GameShark product line and increased legal, audit and tax professional fees.

Interest Expense

Interest expense from continuing operations was $0.4 million in the first quarter of fiscal 2004 as compared to $0.3 million in the previous year first quarter. The increase in interest expense is attributed to higher bank loan balances used to finance the $5.1 million purchase of the GameShark intellectual property, offset in part by a decrease in working capital as compared to the first quarter of fiscal 2003.

Depreciation and Amortization

Depreciation and amortization of capital assets and the GameShark intellectual property was $0.3 million in the first quarter of fiscal 2004, consistent with the expense incurred in the first quarter of fiscal 2003. Moulds used in production of video game accessories are the primary depreciable assets in the Company’s business. Intangible assets with defined useful lives acquired for GameShark will be amortized over the estimated useful life of the assets.

Income Tax Expense

Income tax benefit was $0.9 million for the first quarter of fiscal year 2004, as compared to nil for the first quarter of fiscal 2003. The change in effective tax rates from one period to the next reflects a change in jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which the Company is doing business.

Net Loss and Loss Per Share

Net loss from continuing operations was $1.3 million in the first quarter of fiscal 2004 as compared to a net loss of $1.6 million during the same period in fiscal 2003. Basic and diluted net loss per share in first quarter of fiscal 2004 was $0.02 as compared to $0.03 in the same period of fiscal 2003. Net loss per share is calculated on the basis of the weighted average number of basic and diluted shares outstanding during the fiscal 2004 first quarter of 53,206,719 compared to 52,911,619 in the first quarter of the previous year.

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s operations was a negative $1.4 million in the first quarter of fiscal 2004 compared to a negative $1.0 million for the same period in the previous year.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Liquidity and Capital Resources

The Company’s working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. In addition, the Company must meet an Adjusted Tangible Net Worth covenant to access the line of credit. The Company was not in compliance with the Adjusted Tangible Net Worth Covenant contained in the Credit Facility as of the end of the first quarter of fiscal 2004 due to the acquisition of the GameShark intellectual property. On May 20, 2003, Congress Financial, the lender under the Credit Facility, waived the Company’s breach of this covenant through September 30, 2003. On July 23, 2003, the Company received notice from Congress Financial that it had agreed to extend the renewal date of the Credit Facility to September 25, 2004. At June 30, 2003, the outstanding balance of the Credit Facility was $17.6 million as compared to $17.1 million at March 31, 2003.

At June 30, 2003, available cash was approximately $1.2 million, which was consistent with available cash at March 31, 2003. As set forth in the Consolidated Cash Flow Statements, the Company used $0.1 million in cash in the first quarter of 2004 to fund operatingactivities as compared to $8.0 million for the same period last year. The current year first quarter reflects a leaner inventory position as compared to the prior year first quarter which included an earlier build up of inventory for the high season and the initial stocking of inventory for the expansion of the Company’s European operations.

Cash used in operations in the first quarter of fiscal 2004 was primarily due to the $1.9 million reduction of accounts receivable and a $0.7 million decrease of inventories offset by a $0.8 million decrease in accounts payable and accrued liabilities and net loss of $1.3 million for the quarter.

Cash used in investing activities was $0.3 million for the first quarter of fiscal 2004 as compared to cash used of $0.2 million for the same period the previous year. The sole investing activity for the respective periods was the purchase of capital assets.

Cash provided by financing activities for the first quarter of fiscal 2004 was $0.5 million as compared to $10.5 million for the same period last year. Cash provided by financing activities was primarily due to advances against the line of credit for the first quarter of fiscal years 2004 and 2003. The cash from bank advances will vary day to day depending on the timing of payments to manufacturing facilities to reduce the Company’s accounts payable balances.

Total cash used for the first quarter of fiscal 2004 was $0.1 million as compared to the increase in cash of $2.7 million during the same period in fiscal 2003.

The Company believes that its available cash balances, cash flows from operations and available line of credit will require continuous close management, but will be sufficient to satisfy its operating needs for the balance of fiscal 2004. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures.

Balance Sheet

Cash at June 30, 2003 was $1.2 million, consistent with the balance at March 31, 2003. Cash is primarily “cash in transit” and is intended to pay current liabilities or the outstanding bank loan.

Accounts receivable at June 30, 2003 was $14.8 million as compared to $16.5 million at March 31, 2003. The decrease in accounts receivable is due to the sales seasonality, as discussed above, and is considered to be within established guidelines and in line with management’s expectations. The balance at June 30, 2003 was $3.4 million higher than the balance at June 30, 2002, up 30% attributable to the 41% increase in sales over prior fiscal year first quarter.

Inventories at June 30, 2003 were $17.9 million as compared to $18.4 million at March 31, 2003, and $23.2 million at June 30, 2002. These inventory levels are believed to be sufficient to support the current level of sales. This highlights the leaner inventory levels currently maintained versus the initial build up of inventory in the prior fiscal year quarter for the expansion of the European operation and the then anticipated robust sales expected for the second and third quarter of fiscal 2003.

Goodwill at June 30, 2003 was $19.4 million as compared to $17.7 million at March 31, 2003. Goodwill is associated with the purchase of Mad Catz and is carried in Canadian dollars. The change in value from March 31, 2003 to June 30, 2003 is due solely to changes in U.S. dollar to Canadian dollar exchange rates. Intangible assets of $5.0 million at June 30, 2003 and March 31, 2003 represent the Company’s investment in GameShark.

The bank loan at June 30, 2003 was $17.6 million as compared to $17.1 million at March 31, 2003.

Accounts payable and accrued liabilities at June 30, 2003 were $15.3 million as compared to $16.0 million at March 31, 2003, reflecting the lower inventory carrying levels.

As of June 30, 2003, the Company’s total assets were $66.0 million as compared to $65.6 million at March 31, 2003. Shareholders’ equity was $33.0 million at June 30, 2003 as compared to $32.4 million at March 31, 2003.

Outlook

The second quarter of fiscal year 2004 is important for the Company and its industry due to the new product introductions and announcements at the E3 trade show, which typically set the tone of business for the rest of the fiscal year. The Company has seen strong industry and retailer response to its new product introductions which give reason for the Company to be cautiously optimistic for the remainder of fiscal 2004. The lack of significant console price cuts at the E3 trade show combined with notably weaker than expected industry sales in the first half of calendar 2003 will require that the Company focus on solidifying customer relationships through outstanding support and service and seeking out ways to make the Company’s internal cost structure to be increasingly more efficient.